Filed by The News Corporation Limited
			   Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                               Subject Companies: Hughes Electronics Corporation
						   Commission File No. 000-26035
						      General Motors Corporation
						   Commission File No. 001-00143



								NEWS CORPORATION
						       Moderator:  Gary Ginsberg
          					    April 9, 2003; 4:30 p.m. CDT





			NEWS CORPORATION

			April 9, 2003
			4:30 p.m. CDT



Coordinator		Good afternoon and thank you all for holding.
			All participants will be able to listen only until the question and answer session of the conference. This conference is also being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Mr. Gary
			Ginsberg, Executive Vice President of Investor
			Relations and Corporate Communications.
			Thank you, sir, you may begin.

G. Ginsberg		Thank you, Holly.  Hello, everyone, and welcome
			to the News Corporation, General Motors and Hughes
			Electronics media call, to announce a definitive agreement our three companies have reached today, under which News Corporation will acquire a 34% interest in Hughes Electronics.

			Participants on today's call are Rupert Murdoch, Chairman and Chief Executive of News Corporation; Rick Wagoner, President and CEO of General Motors; Jack Shaw, President and CEO of Hughes Electronics; and Chase Carey, who upon the closing of the transaction will become President and CEO of Hughes. Also here today to answer questions after our four participants speak are Peter Chernin, President and CEO of News Corp.; Dave DeVoe, CFO of News Corp.; John Devine, Vice Chairman and CFO of General Motors; and Eddy Hartenstein, Corporate Senior Executive Vice President of Hughes and Chairman and CEO of DIRECTV.

			Before I turn the call over to Rupert, let me very quickly note that under Short Form Rule 425, GM, Hughes and News intend to file a proxy or a consent solicitation statement and other... with the SEC in connection with the proposed transaction. Because they will contain important information, stockholders are urged to read these materials which when filed will become available free of charge at the SEC's Web site, www.sec.gov.

			Stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM and News. In addition, information regarding those persons who will participate in the solicitation of GM stockholders has or will be filed by GM and Hughes with the SEC. This call does not constitute an offer to sell or a solicitation to buy in connection with the proposed transaction, which will only be made by means of an appropriate prospectus.

			On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the public filings of GM, Hughes and News with the SEC, that could cause actual results to be materially different from those in the forward-looking statements.

			With that, let me introduce Rupert Murdoch.

R. Murdoch		Thank you, Gary.  Good afternoon, ladies and gentlemen.
			To those of you who have been eagerly waiting on hold,
			I'd just say, try it for three years.  Anyway, we're here
			to announce what is an extremely exciting event for News
			Corporation, the Fox Entertainment Group, and Hughes
			Electronics.  Today, after three years of patient
			negotiations, but ultimately great satisfaction, we have
			reached agreement with the boards of General Motors and
			General Motors Hughes to acquisition a significant 34%
			stake in Hughes Electronics.  For all three of our companies,
			the benefits of this transaction are substantial.  If it
			is rare to find a genuine win/win scenario in our crowded
			and competitive media landscape, it is truly exceptional to be
			able to create a win/win/win scenario as promising and
			powerful as the agreement we announced today.  For the
			shareholders and customers of News Corporation, Fox
			Entertainment Group and GMH, today marks the start of a
			bright future.

			Let me briefly summarize the highlights of the definitive deal that we reached today. Under our agreement, News Corporation will acquisition GM's 19.9% stake in Hughes at a price of $3.8 billion, or $14 a share, comprising $3,070,000,000 in cash, and 34.3 million preferred limited voting ordinary ADR's at a value of $22.40 each.

			News Corporation will acquire an additional 14.1% of Hughes
			from public shareholders, and GM's pension and other benefit
			plans, at a price of $14 a share, which we will pay using 122.2
			million News Corp. preferred ADR's, using a base ADR price
			of $22.40.  Upon closing of the transaction, News Corporation's
			34% ownership interest in Hughes will be transferred to the
			Fox Entertainment Group, our 80.6%-owned subsidiary, in exchange
			for 74.2 million shares in Fox at $27.99 per share; as well as
			two promissory notes amounting to $4.5 billion.

			This agreement is subject to regulatory approvals, but we
			expect the transaction to close by the end of calendar 2003.
			At that point, I will become the chairman of Hughes; Chase
			Carey will become the company's president and chief executive
			officer; and Eddy Hartenstein will be a vice-chairman of the board.

			The board will consist of 11 members, including myself; Mr.
			Carey;  Mr. Hartenstein; Peter Chernin, the President and
			Chief Operating Officer of News Corporation and CEO of Fox;
			Dave DeVoe, Chief Financial Officer of News Corporation
			and Fox; and six independent directors who  are listed I think
			in the official announcement.

			Now, I know that one of the first questions you may have is
			why we're housing Hughes within the Fox Entertainment Group.
			The reason is simple:  it belongs there.  It belongs there
			first of all because it maintains the logical structure of
			News Corporation.  Fox was created to house News Corp.'s
			American content and distribution assets, and as a television
			distribution platform, DIRECTV obviously fits within that
			structure.  Second of all, the company's position within Fox
			Entertainment Group will facilitate the mutually beneficial
			relationship we look forward to forging between Hughes and
			Fox.

			For Hughes, this deal offers the opportunity to work in close
			collaboration with Fox to provide its DIRECTV platform with
			an increasingly rich array of content, programming and
			technological services.  For Fox, a direct-to-home platform
			capable of delivering our content to American satellite
			television viewers represents an invaluable outlet for our
			television products, and our landscape of increasing choice,
			but also increasing consolidation.  Such an outlet is essential if
			we are to ensure that our existent content and the content that
			we will create in the future continues to reach consumers.

			We have built assets of immense value at Fox, assets like our
			cable channels, for instance, whose long-term viability will be
			greatly enhanced by the presence of a sister distribution
			platform.  But that is an advantage we do not plan to abuse.
			As strong a player as we plan to be in the multi-channel
			television industry, we have every intention of being a fair
			player as well, both News Corp. and DIRECT, committed to be
			bound by the FCC Program Access Regulations under which we will
			make our content readily available to all satellite television
			providers as well as cable and other competing platforms.

			Our creative strength as a company will increase the vitality of
			the American television market as a whole, enabling the sort
			of fair and fierce competition that our company was built on,
			and that, quite frankly, we thrive on.

			In the case of DIRECT Television, we will thrive by taking
			what I feel is one of America's great television assets and
			substantially improving it.  The beneficiaries of these
			improvements will be the shareholders of News Corporation,
			Fox and Hughes alike.  All of them will be able to watch their
			asset grow faster and fundamentally stronger whenever possible.

			Certainly we have considerable strength to build on.  DIRECTV
			is an outstanding company with a very strong brand and a large
			customer base; furthermore, I'm going to tell you that Hughes
			management has done a magnificent job running their business
			and controlling costs in the uncertain circumstances of the past
			two or three years.

			Over the next few years, we plan to take the value of this great
			asset and grow it dramatically, by employing not only the content
			we have created at Fox, but the talents, the programming, the
			experience, the technology and the expertise we have developed at
			our leading television platforms in other places around the world.
			We are fully confident that by doing so, we will create greater
			choice and make greater viewing experience for all Americans.

			In the process, our efforts will invigorate the multi-channel
			industry and help make satellite TV a viable competitor to
			cable.  More programming options, greater efficiencies, richer
			content, better customer service and compelling new technologies
			will give satellite television its best chance to break cable's
			still dominant hold on viewers.

			The person who will oversee our efforts, as I mentioned, is
			Chase Carey, the President and Chief Executive Officer of Hughes.
			In a few minutes, Chase will give you a better sense of some of
			the strategies and improvements that we plan for DIRECT.

			First, I'd like to add that throughout these negotiations,
			everybody at General Motors and Hughes have been open and
			straightforward and a pleasure to deal with.  So now I'd like to
			turn the call over to General Motors' President and Chief
			Executive Officer, Mr. Rick Wagoner.

R. Wagoner		Thanks very much, Rupert.  Again, congratulations, and good
			evening to all of you who have joined us.  I'm also very happy
			to be able to participate in this long-awaited and we think very
			good proposal regarding Hughes.  I want to offer a little bit of
			a perspective on it from General Motors' viewpoint.

			I'd like to start, though, by thanking our teams at GM and
			Hughes for their efforts in working this transaction from our
			side.  John Devine led those with Jack Shaw from Hughes.  A
			lot of hard work and good work, as Rupert said, and I think
			very constructive work with his team, and we appreciate that.

			Hughes has been part of the GM family in one form or another
			since 1985, when we first acquired Hughes Aircraft Company
			from the Howard Hughes Medical Institute.  Since that time,
			Hughes has brought a lot of value to General Motors'
			shareholders, and it has evolved from really what was an
			engineering, manufacturing and defense business to a high-
			technology, high-growth entertainment and satellite services
			business.

			Given this transformation, the time has come when Hughes
			will be better able, better served to realize its growth
			potential under a different ownership structure, and we
			think today's announcement with News provides exactly the
			right structure.  As you know, Hughes will become an independent
			publicly traded company; strong board under the leadership
			of Rupert Murdoch and a proven management team led by Chase
			Carey and Eddy Hartenstein.

			With this transaction, General Motors will turn our store of
			value in Hughes into cash, and significantly strengthen GM's
			balance sheet.  I'd like to describe the transaction structure
			briefly from our perspective.  It's also detailed in the press
			release, which has been out now for a little bit.

			First of all, GM will separate Hughes by splitting it off to
			holders of GM Class H common stock.  GM will sell its
			19.9% interest in Hughes for approximately $3.8 billion.  As
			part of that transaction, holders of GM Class H will exchange
			about 17 1/2% of their holdings for an equivalent of about $14
			per share in News Corp. stock and/or cash.  We think this
			represents excellent value for the Class H shareholders.

			Shareholders' remaining Class H stock will be exchanged on a
			one-for-one basis for an asset-based capital stock of Hughes.
			From GM's perspective, besides the sale of our shares to
			News Corp., as mentioned earlier, GM will receive a dividend
			of $275 million in consideration of the value enhancement for
			you shareholders which arises from the conversion from a
			tracking stock to an asset-based stock.

			In the end, the majority of the equity interest in the New
			Hughes, as we call it, about two thirds of it or 66% will be
			held in public hands, and News Corp. will own 34%.  I should
			add, GM's pension and benefit plans currently hold about 23%
			of the outstanding Class A stock, and as such will remain
			major shareholders in the New Hughes.

			As Rupert mentioned, we'll be seeking shareholder approval
			of the proposal, and then concurrently antitrust clearance and
			SEC clearance, and we are highly confident, together with
			News Corporation, that we can be successful in each of these
			cases.  Overall and in summary, we think this is a good
			transaction; we think it brings substantial benefits for both
			General Motors and Class H shareholders; and we think it
			promises a great future for the Hughes business.

			With that, let me turn it over to Jack Shaw, who is Hughes'
			president and CEO.  Jack?

J. Shaw			Thanks, Rick.  When General Motors acquired Hughes in
			1985, it was the nation's number one supplier of
			communication satellites and defense and automotive
			electronics, with a history of technological achievements that
			range from the first working laser to the world's first
			geographic-synchronous satellite.  We had 105,000 employees
			in sales and  $9.5 billion.

			Today, after divesting our automotive, defense electronics and
			satellite manufacturing businesses, we are the world's top
			digital direct-to-home satellite broadcaster and private satellite
			fleet operator, and a leading set-top box manufacturer as well
			as the leading supplier of data communication networks to
			business enterprises around the world, with some 12,000
			employees and sales of $8.9 billion.

			Hughes has done well under GM, and we thank them for their
			stewardship and their willingness to work at understanding a
			business so different from making automobiles.  I want to
			commend for its unwavering support of Hughes.  We've taken
			some pretty big risks over the years, including launching the
			nation's first high-powered direct broadcast satellite TV
			service, and GM has always stood behind us.

			Getting to this day has been a long and difficult experience for
			all concerned.  It has been especially difficult for the people of
			Hughes.  They deserve high praise for their ability to conduct,
			grow, and strengthen our businesses over the last couple of
			years as the company's future hung in the balance.

			I particularly want to recognize the tireless work of Eddy
			Hartenstein, Pradman Kaul, Roxanne Austin, Joe Wright,
			Larry Chapman and their respective management teams, who
			kept our operating companies focused on day-to-day business
			while our corporate management was engaging in planning
			Hughes' strategic future.  They never took their eyes off the
			ball.

			This transaction is unique and special, in that it brings together
			the two companies that, unlike any others today, have
			unrivaled experience and expertise in satellite broadcasting
			services.  We have a passion for satellite, and News
			Corporation has a passion for satellites.  Hughes', coupled
			with News Corporation's existing satellite platforms, will have
			unparalleled capability and capacity to distribute programming
			worldwide and locally in the U.S.

			Having Rupert Murdoch head the New Hughes is just great.
			He has a fantastic track record in our industry, and to be allied
			with his worldwide broadcasting and entertainment company
			bodes well for our customers, our shareholders, and our
			employees.  Rupert's passion for this business has never
			wavered over these many years, and I have no doubt will only
			increase with time.

			Rupert Murdoch and Hughes are not strangers to one another.
			Some of you may remember that back in 1990, there was a
			partnership named Sky Cable, involving Hughes, News
			Corporation, NBC and Cablevision.  The partnership didn't
			endure, but DIRECTV was born as a result.

			Once, somebody asked me about a relationship with Mr.
			Murdoch.  I said he was a customer, a competitor, and a
			supplier, all at the same time.  He bought Hughes satellites to
			broadcast to BSkyB subscribers in Britain.  He competed with
			us in Japan and Latin America, and he supplies programming
			services to DIRECTV.

			Chase Carey, who will succeed me as Hughes' CEO, has an
			outstanding record at News Corp.  When he joined the firm in
			1988, it had, to quote Chase, "a two-night-a-week broadcast
			network, seven stations, no cable programming, international
			television operations or sports, and news programming."
			Today, News Corp. is unrivaled in its role as a global media
			leader.  Much of that success is due to Chase's efforts.

			We at Hughes have always been big believers in the unrivaled
			reach, efficiency and scale that is inherent with a direct
			broadcast satellite platform.  We took a nascent idea, and
			despite the naysayers, and there were many, have in nine
			years built DIRECTV into the number two multi-channel TV
			service in the United States, with more than 11 million
			customers.

			Rupert, Chase, and their News Corp. colleagues share that
			common belief and recognize the tremendous future
			opportunities that await the New Hughes.  When this deal
			closes, there will be many winners.  GM, News Corp., and
			Hughes will be winners.  The stockholders and employees of
			each company will be winners.  We believe that by becoming
			an asset-based stock, Hughes will be able to unlock its true
			value.

			But the biggest winners will be the folks who subscribe to
			direct broadcast satellite services.  They will be the biggest
			winners of all, as they enjoy even more and better
			programming, increased interactivity and every competitive
			pricing.  Perhaps the only folks who aren't in the winner
			category are our competitors.  You can be sure that the
			competitive spirit that is instilled in the Hughes company will
			flourish and be taken to an even higher level in the days to
			come.

			Finally, I want to assure you that our operating companies will
			not be distracted by the legal and regulatory process that has to
			occur before the close.  They will focus on their customers.
			My corporate staff and I will focus on getting the deal done as
			quickly as possible.  Remember, we've had a lot of practice.

			I'd like to turn it over to Chase Carey now.

C. Carey		Thank you, Jack, and thank you for your kind words.  Before I
			get into our plans for Hughes, I want to reinforce something
			both Rupert and Jack have mentioned as they spoke, and that
			is the truly impressive job the management of Hughes has
			done over the past few years.  It's certainly not easy running a
			company under any circumstances, but it's an awful lot harder
			when the future of that company is in flux.  So it is with a
			great deal of admiration that we recognize the accomplishments
			of Jack, Eddy, Roxanne, Pradman, Joe, Larry and the rest of
			the Hughes team, and we really do look forward to supporting
			and working with them as we build on the success of Hughes.
			We are highly supportive of this management, and we want them
			to be as successful as possible.

			Clearly the cornerstone of Hughes, of course, is DIRECTV,
			which has successfully established itself as the market leader
			in U.S. satellite television.  Second only to ComCast in the
			number of multi-channel subscription homes it reaches in the
			U.S., DIRECTV has created a fabulous brand and unique
			strengths in key areas like customer service, programming and
			distribution.

			DIRECTV has also taken a number of steps in the past year to
			further strengthen its business by addressing issues like cost
			reduction.  Our goal will be to bring the expertise of News
			Corp. to bear as we enhance and expand on DIRECTV's
			plans.  We have a proven track record at building businesses
			like the Fox Network and Fox News, as well as firsthand
			experience in creating and operating successful satellite
			distribution businesses like BSkyB, which is generally
			considered the premier satellite television platform in the
			world.

			That expertise will be employed across the board at DIRECTV.
			In the cost area, as DIRECTV's management has acknowledged,
			there is considerable work still to do, and we plan to enhance
			those managers' efforts by attacking costs like programming,
			marketing, churn and set-top boxes.  We will also work with
			DIRECTV management on a plan to maximize the platform's growth
			potential.

			DIRECTV already provides a great consumer experience, but
			we plan to make it even better.  Initiative scenarios like
			customer service, marketing onscreen guides, program
			packaging and choice will be critical as we work to further
			increase the excellence of DIRECTV's offerings to customers.

			Technology too will be a crucial component of our plans to
			grow the success of DIRECTV.  As technological innovations
			like high definition, personal video recorders and interactivity
			become market realities, we're confident that DIRECTV will
			build on its leading ability to bring the most advanced
			experience to consumers.

			Yet, while DIRECTV is a cornerstone, we also must focus on
			key issues across the rest of Hughes.  HNS, already the
			worldwide leader in the enterprise business, has the
			opportunity to take that business to a higher level with the
			launch of Spaceway, a satellite system that represents an
			entirely new generation of capability.

			In other businesses, like Latin America, there are significant
			challenges to address, and we will work with Hughes' management
			to determine the best course in these and other issues, in a
			decisive, expeditious, yet thoughtful manner.

			One of the greatest strengths we'll bring to this company is a
			decisiveness that will enable Hughes to address both problem
			areas like Latin America and areas of opportunity, like the
			launch of interactivity and other technological innovations.
			Hughes has clearly and understandably been handicapped in
			executing such plans by their for-sale status over the past few
			years.  The clarity that comes from the end of that process,
			combined with the expertise we bring to the business, should
			enable us to energize the decision-making that is critical to the
			business's growth and improvements from here.

			We look forward to meeting all these challenges as we bring
			to this opportunity the talents, the experience, and clearly the
			excitement that we've developed in television markets all over
			the world.  I think that there's no greater multi-channel
			television business than DIRECTV, and I think there's no
			greater opportunity for News Corp., Fox and Hughes'
			shareholders and customers than this chance to make
			DIRECTV the strongest distribution platform in the world.

G. Ginsberg		Operator, we'll now be ready to take questions.

Coordinator		Floyd Norris, you may ask your question, and please state
			your company name.

F. Norris		Thank you.  This is Floyd Norris from the New York Times.
			I'm sorry, there are a couple of things.  Did I understand GM
			was also getting some extra cash out of this besides the $3
			billion that they'll get directly from News Corporation?  And
			related to that, why is this deal being structured so that GM
			gets cash and its shareholders don't?

R. Wagoner		Floyd, Rick Wagoner.  Your first question, basically what we
			indicated, and as noted in the press release, the value of the
			19.9% of the shares that are being sold by GM to News Corp.
			is approximately $3.8 billion, some cash, some stock.  In
			addition to that, GM is going to receive a special dividend of
			$275 million from Hughes, in consideration for value
			enhancement for H shareholders, which arises from converting
			from a tracking stock to an asset-based stock.

F. Norris		That was $375 million?

R. Wagoner		$275 million.

F. Norris		I'm going to ask John Devine to comment on the second
			question, please.

J. Devine		Floyd, to answer your second question in terms of why cash, is
			we have no choice.  As part of the structure we've agreed a
			tax-free spin-off, which we think has considerable value to the
			shareholders; and as part of that, you're required to sell all
			your shares.  You can do it over a period of time, but you have
			to sell all your shares; so we've elected to that as part of this
			transaction, but we do it because we have...

F. Norris		You couldn't take stock too?

J. Devine		We could take some stock in News, you mean?

F. Norris		Yes.

J. Devine		We are, in some of the stock; we are taking part of it in stock.

F. Norris		You couldn't take all of it in stock without messing up the tax
			benefits?

J. Devine		We could.  Obviously liquidity is important to General
			Motors.  But we've agreed to take a combination of both cash
			and stock.

F. Norris		So why do you have to?  You don't have to do it.

J. Devine		No; we do.  You don't understand.  We have to sell the
			Hughes share, the tracking stock, as part of a tax-free spin-off.
			That's required under tax law.

F. Norris		Under tax law, the shareholders can't get cash and make it a
			tax-free deal.  You could take all stock.  Your decision to take
			cash...

	(Parties speaking simultaneously.)


J. Devine		We have to sell the Hughes tracking stock...

F. Norris		...while the shareholders don't was your decision.

J. Devine		...in order to qualify for a tax-free spin-off.  We're doing that.
			We don't have to sell it at one time, we could sell it over a
			period of time; but we don't have a lot of time to do that.  So
			we are doing that.  We are taking some stock as part of this
			transaction.  But we have to sell the Hughes tracking stock as
			part of the tax structure.

G. Ginsberg		I would ask that the media from this point forward, please
			limit your number of questions to one.  Thank you.

Coordinator		Peter Thal-Larsen, you may ask your question, and please
			state your company name.

P. Thal-Larsen		Peter Thal-Larsen from the Financial Times.  I have a question
			for  Mr. Wagoner.  Given that you had an offer from Mr. Murdoch
			for this business something like 18 months ago at a valuation,
			I think according to my calculations at least 30, 35% higher
			than what you're receiving today.  How do you explain to GM
			shareholders that you didn't take that offer at the time, and
			how do you explain the sort of reduction in value that you've
			had to kind of come up with now.

R. Wagoner		You'd better recheck your math.  The economic value to GM
			is about the same.  The reason we took the other proposal at
			the time, because our board determined that it offered higher
			value to both sets of shareholders.  That wasn't approved.  We
			then began this second-round process to try to come up with
			what was the best transaction for Hughes and General Motors
			and their shareholders, and News came up with what we
			thought was the best value transaction.

			It is a much simpler transaction than the initial proposal that
			we looked at, the initial round of proposals, for a variety of
			reasons.  The economic value is roughly the same for General
			Motors; and we think for the Hughes' shareholders, actually,
			this is going to work out better for two reasons.  In the interim
			period, Hughes has frankly got its business running much
			better, which is a plus; and as I say, because the transaction I
			think is much simpler, some of this is all tax-related from the
			GM side, so it was us that set those rules.  I think it's going to
			enable us to, with the support of obviously News under this
			new structure, going to run better; so from our perspective, I
			think we're better off with this proposal than if we had taken
			the initial proposal from News, but obviously there has been a
			delay in time.  I think from a value perspective, though, it
			works out about the same.

P. Thal-Larson		Sorry, can you clarify, how do you work out the economic
			value is the same to GM at this price as it was at the end of
			2001?

R. Wagoner		Just do the math.  We just did the math.  It just adds right up,
			if you do the total math value.

P. Thal-Larson		Can you go through that calculation?

R. Wagoner		Incidentally, I'm not sure we ever announced the News deal
			that we did not accept the first time; so I think maybe the
			problem is, you might not have the initial base point that GM
			had, because we didn't announce that.  Obviously we
			announced the offer that we had chosen at the time.

Coordinator		John Lippman, you may ask your question, and please state
			your company name.

J. Lippman		Wall Street Journal.  I was wondering, Mr. Murdoch, what
			sort of concrete plans News Corp. has to try to grow the
			DIRECTV subscriber base.  As you may be aware, surely are,
			growth rates for DBS had been slowing down; the business
			has been maturing.  Some analysts and consulting firms are
			now cutting back their projections for DBS growth in the face
			of broadband being offered from cable.  In what sort of ways
			can News Corp. revitalize the growth of DIRECTV?

R. Murdoch 		I think there are a lot of ways to make it more exciting, but I'd
			challenge what you said there, John.  The growth of satellite
			television is going on apace.  Both companies are growing by
			about a million a year, let's say two million together, whereas
			cable is going down by about one million.  I think they lost a
			million last year.  So I wouldn't think there's any maturing at
			all going on; and particularly now with the growth of putting
			local stations in, in the local-to-local business, it's making
			satellite again more attractive and... growth.  But there are
			many things, you look at what we're doing in London, that
			really enhance the viewing experience, putting interactivity
			capacity into the set-top boxes and of course putting PVR's in
			as well, although Hughes has just started doing that here with
			TiVo, I believe.

J. Lippman		Putting what in?  I'm sorry, I didn't catch that.

R. Murdoch		PVR's.

J. Lippman		Yes.

R. Murdoch		Which will grow more powerful every year, probably double
			in power, the capacity of the hard disks.

J. Lippman		You think those will attract new customers to...

R. Murdoch		John, we're not frightened by broadband.  We'll be providing
			broadband for those that want it, but I think there will be many
			platforms for broadband; and the supply of broadband may
			well become a commodity, whether it's by satellite or... or
			cable or DSL.  It is not a killer app for cable.

J. Lippman		Broadband's not a killer app.

R. Murdoch		No.

G. Ginsberg		Again, I'd just please remind people to keep your questions to
			one.  We'll get through more questions that way, and then we
			can come back for follow-ups if we have time.

Coordinator		Bill Koenig, you may ask your question, and please state your
			company name.

B. Koenig		Bloomberg News.  This is a question for either Rick Wagoner
			or John Devine.  As part of the deal, as you said, you're
			getting mostly cash but some shares; is it News Corp. ADR's,
			I think?  How long do you anticipate holding onto those
			shares?

J. Devine		This is John.  We haven't made a decision on that, so we'll
			decide that sometime in the future after the deal is completed.

B. Koenig		All right, thank you.

Coordinator		Steve Hansen, you may ask your question, and please state
			your company name.

S. Hansen		Millennium Partners.  I would like you to explain, or how you
			can explain the $275 million dividend payment as being value-
			enhancing when it seems like there's no benefit to the GMH
			shareholders, and a truly value-enhancing deal would have
			been to just create an asset-based stock and then tender for
			33% of the shares.  Thank you.

R. Wagoner		We don't agree with your view, obviously; and I think, in fact
			with significant input from a range of investment bankers,
			there's a fairly broad-based consensus that an asset-based
			stock is worth more than a so-called letter stock.  As an
			example, when EBS was spun off, moved from a letter stock
			to an asset stock and spun off from GM, there was a
			comparable distribution made actually on a percentage basis,
			about twice as high.  If you look at other kinds of M&A
			transactions which involve things such as differential voting
			rights, you find similar kinds of premiums, so I guess we
			would challenge your premise; and we think, again, these
			decisions are made by each set of board of directors, both H
			and GM, and there is a capital stock committee which judges
			fairness.  Those committees and boards have met a number of
			times on this transaction, and to be honest, there are gives and
			takes; and Jack and his team represent Hughes' management
			with the support of two independent investment bankers, and
			this is, if you will, the negotiated settlement which balances
			the interests of all parties.

			I want to be clear, we think this is, Jack should be able to
			speak for himself here, but from the Hughes' shareholder
			perspective, this is really a nice deal, because they basically,
			with the asset-based stock and with the help of News now, we
			think the business is going to be in a position to grow much
			more rapidly than we could under the letter structure with
			General Motors, for reasons which have been discussed over
			the years.

			Jack, you may want to add to that.

J. Shaw	Yes; 		I agree with what you say, Rick.  From our perspective,
			there are the three companies involved in a transaction like
			this, and it's a difficult transaction to come up with a final
			deal.  We at Hughes and our board felt it was very important
			that we become an asset-based stock, and this $275 million is
			something that we thought was a reasonable contribution from
			the Hughes side to get the deal done.

			We do have the cash.  As you know, we went out on a debt
			offering as well as a bond offering, and so we do have the
			cash; so this was not a difficult decision from the Hughes side.

Coordinator		Sinead Carew, you may ask your question, and please state
			your company name.

S. Carew		I'm from Reuters.  Can I ask what's going to happen with
			PanAmSat and Network Services now?  Also, I'm sorry, it
			wasn't clear, when you were talking about broadband.  On the
			one hand you were saying you're going to offer broadband,
			but on the other hand you were saying, well, it's not, it could
			become a commodity.  Maybe if you can explain your plans a
			little bit more.

C. Carey		Sure.  This is Chase Carey.  Right now our plans for the HNS
			and PanAmSat business is to operate them, keep them, and
			drive them to their full potential.  They're businesses we're
			excited about, and we look forward to working with.

			As it relates to broadband, which Rupert spoke about, I think
			what we're saying is we will have a broadband satellite option,
			but broadband really, there will be an array of choices for a
			consumer.  DSL is out there today, beyond cable, cable
			modems; there are new technologies coming that people talk
			about...  I think what we expect in broadband is to have an
			array of choices for the consumer in the marketplace.  Satellite
			will be one of them, but there will be an array, and we'll work
			with the various players to create an attractive opportunity for
			the customer to pursue broadband side by side with video.

S. Carew 		So basically you're saying that you're going to do partnerships
			for your broadband.

C. Carey		I think it remains to be seen how it all evolves.  To what
			degree are there simply offers in the marketplace.  I don't
			think partnerships are necessarily required.  I don't think it's
			been proven that bundling is critical, that people want to see
			one bill.  I think to some degree there is obviously price
			competition between the players that are offering these, but I
			think it's going to be a vibrant, evolving marketplace, and we
			will make sure there are offers for the consumers that enable
			us to compete fully.

S. Carew		Okay.  You didn't really explain how PanAmSat and Network
			Services fits with the News Corp. business.

R. Murdoch		Oh, yes, I can.  I think it's a...

S. Carew		Who is this?  I'm sorry.

R. Murdoch		Murdoch here.  The satellite business has been consolidating
			very strongly, and DIRECTV of course have their own
			satellite and their own spectrum; but it could well be of
			interest to us in our other operations in other parts of the
			world, and we don't really want to become a victim of one
			European monopoly or duopoly having all the satellite
			services in the world, which is where it's heading at the
			moment.  But we've got an open mind about it.  It makes a
			steady cash flow of, I think it's rising towards $500 million a
			year, and we're not going to walk away from that in a hurry.

S. Carew		From PanAmSat or Hughes Network Services?  I want to
			make sure which one you were referring to when you said that.

R. Murdoch		I was talking about PanAmSat.

S. Carew		Okay, thanks.

Coordinator		Luke Collins, you may ask your question, and please state
			your company name.

L. Collins		Luke Collins from the Australian Financial Review.  This is
			for  Mr. Murdoch.  Both you and Mr. Shaw have spoken about the
			synergies, if you like, between DIRECTV and the other
			satellite-based pay-television operations of News Corp., which
			makes it seem reasonably compelling to have DIRECT housed
			within, say, a Sky Global Network structure, which Mr. Carey
			was going to be the head of.  So I'm wondering whether or not
			this is simply, the current structure is a way of getting this
			transaction done, and you might then revert to an integrated
			satellite/pay-TV distribution entity.

			Secondly, I wanted to get your personal thoughts about finally
			realizing your 20-year attempt to crack into the U.S. market.

R. Murdoch		The second question, I just said it's very satisfying, or will be
			when we get through Washington.  What was your first
			question; I'm sorry?

L. Collins		It was just about, it seems reasonably compelling to house
			Hughes within Sky Global Network...

R. Murdoch		Yes.  I think the Sky Global Network idea, we've sort of
			moved on from that. But there will be mutual interest, I believe, between the various platforms in the design and purchase of set-top boxes and equipment, maybe even in programming from third parties. There's a whole array of things in which there may be some very worthwhile economies to be made.

C. Carey 		Yes.  I think there really still is very much a win/win
			opportunity to find ways to work together to take advantage of
			the breadth of reach that these multiple satellite platforms
			have, whether it's new operating systems, interactivity such as
			BSkyB has today.  I think we'll be very opportunistic about
			finding win/win opportunities.

L. Collins		Might you create, perhaps, for example, an executive
			committee of the various chiefs of those satellite entities to
			further coordinate that?

C. Carey		I'm not your big believer in committee management.  I think
			we know the various players, and I think we're knowledgeable
			about the business, and I think can act without committee
			creations to find opportunities that make sense for everybody.

L. Collins		Great.  Thank you.

Coordinator		Nic Hopkins, you may ask your question, and please state
			your company name.

N. Hopkins		This is a question for Mr. Murdoch.  It's Nic Hopkins from the
			Times of London.  I'm just curious to know what are the
			regulatory issues you would expect to encounter, given that
			obviously Hughes is an international business; you have some
			competition with DIRECTV in Latin America; and would you
			also anticipate any interest from the European Commission?

R. Murdoch		Certainly not from the European Commission; this is not a big
			enough business in Europe in any way to attract that attention.
			As for Washington, the only possible thing that could have
			attracted criticism, we have addressed in our statement, which
			is to have completely open access to our platform to all
			suppliers, and not to use it in any way for exclusive Fox or
			News Corporation product.  That was the only thing that could
			have been raised at all.  We don't see anything else.  It is
			vertical integration, but that has been fought and won by
			Time-Warner, by ComCast, by plenty of other companies in
			this country already.  That bridge has been crossed.  So we
			don't see any serious legal problems at all.

N. Hopkins		If I may, there is the issue, though, of Latin America where...

R. Murdoch		Yes, there will be some regulatory things there to do, which
			we haven't addressed yet; in Mexico and in Brazil and the
			various countries.

C. Carey		We don't view those as being issues with regards to the larger
			transaction.

N. Hopkins		Do you think you might be pressed into making smaller
			divestments of any sorts?

C. Carey		No.

R. Murdoch		We'd have to see that.

C. Carey		All right, thank you.

Coordinator		Paul Chavez, you may ask your question, and please state your
			company name.

P. Chavez		The Associated Press.  I had a question about the total value of
			the deal, and how the $6.6 billion figure was gained.

R. Murdoch		It was a result of hard negotiations.  We try to pay less and
			they try to get more...

P. Chavez		I mean, I know that there's a $3.8 billion figure and that $275
			million, switching it over to an asset-based stock; but how do
			you reconcile those figures with the larger 6.6 figure?

M			It's 34% of the company at $14 a share.

M			We're acquiring 470 million shares at $14 a share.  If you do
			the calculation, it's roughly $6.6 billion.

J. Shaw			The $17.1 billion is the market cap of Hughes, though, at
			today's price.

R. Murdoch		How much?

J. Shaw			Seventeen billion is the market cap of Hughes at today's price.
			It's in the GM press release.  I think that's what the questioner
			is referring to?

P. Chavez		Right.

R. Murdoch		This puts a price, I think, of like 19 1/2 on it.

J. Shaw	Right.  	There's a statement; I don't know if you've had a
			chance to read our press release, Rupert.  I suppose not, since
			we just finished it up before we got on the call here; but
			basically we just highlight that today, based on the closing
			price today, the market value of the Hughes shares in total,
			including those held by the GM family, is about $17 billion;
			and I think that's maybe what the questioner was picking up
			on.

Coordinator		William Cavaller, you may ask your question, and please state
			your company name.

W. Cavaller		Bill Cavaller, Commerce Bank.  I'm a GMH shareholder.  I'm
			not an investment banker and I'm not a business person, and I
			can see that from the investment banking and business
			people's side, this is a great deal.  But from a GHM
			shareholder perspective, you loaded $3 billion of debt on the
			company; you're taking another $275 million in what sounds
			like a bribe to GM.  What do I get out of this?  I don't really
			understand why I would ever vote for this transaction.  Can
			you explain it to me?

G. Ginsberg		If I could interrupt for a second, this is a media call.  There
			will be investor calls beginning, for News Corp., tonight; and
			GM and GMH will be having investor calls tomorrow.  So
			could we please defer your question to tomorrow, to the
			appropriate call, and take the next call from the press.  I'm
			sorry to interrupt that, but this is a press call.

W. Cavaller		There is no answer to the...

J. Shaw			...we'll be glad to answer it, because we have a very good
answer to it.

Coordinator		John Lippman, you may ask your question, and please state
			your company name.

J. Lippman 		Wall Street Journal.  Perhaps this is a question for Dave
			DeVoe.  Do you see, as you begin to absorb DIRECTV, are
			there any sort of rationalizations or cost savings that you can
			effect, and if so, do you have any estimates as to what it might
			be and how you might go about it?

D. DeVoe		John, it's probably a question for Chase, but from...

J. Lippman		Okay, Chase, then.

D. DeVoe		News Corp.'s perspective with respect to the transaction and
			its effect on both Fox and the News Corporation in the first
			fiscal year that we will own the business, which is fiscal '05, a
			whole year of operation, we would expect the transaction on
			News and at Fox to be somewhere between marginally
			dilutive to slightly accretive at both companies.  Chase, do you
			want to...

C. Carey		Yes; I think in terms of costs, and I touched on it up front,
			clearly costs are an issue at DIRECTV.  They have been, and
			DIRECTV acknowledges it, and they've made real strides to
			address the cost issues.  They've made real progress, and as
			they said, there are still initiatives they have underway.  I think
			what we would really bring to them is an across-the-board set
			of insights and experience and expertise from operating this
			array of businesses that would hopefully enhance their ability
			to really achieve the type of margins we think are possible in
			this business.  I think that really is every area you look at.  It's
			programming, it's marketing, it's churn, it's SAC, it's set-top
			box costs.  Various technological innovations that you bring
			in, as you bring on new technologies and the costs related to
			them.  I think all of those are areas where we'd look to
			enhance the initiatives that DIRECTV has been working hard
			on, and making real progress on; and that we would be able to
			help them take those savings beyond where they've been and
			to where we think they should be.

J. Lippman		Can you put a number on it?

C. Carey		I don't think it's the type of thing I'd quantify.  It's a lot of
			different initiatives across really almost every area that the
			company operates in, but it's not something that I'd quantify
			to a specific number.  It's an ongoing process that we'll deal
			with.

Coordinator		George Szalai, you may ask your question.

G. Szalai		The Hollywood Reporter.  A question for Mr. Murdoch.  I was
			wondering, since you have to write down the line to increase
			your stake from 34%, if currently you would expect to take
			advantage of that option, and what the advantages to News
			Corp. would be of increasing its stake.

R. Murdoch		First of all, we're limited in this agreement not to buy any
			more shares for at least 12 months.  I think after that we'll
			address the question.  But we have certainly no plans to.
			We're very satisfied with the governance clauses here.  We
			think we can have all the influence that we need to have with
			our 34%.

G. Szalai		Are you expecting that Liberty Media is going to use its option
			to increase its stake in News Corp., or have you talked to them
			at all?  Would you expect to exercise your option to bring in
			some cash from their side to help finance this deal?

R. Murdoch		I think it's probable that, yes, they'll either exercise their
			option or we'll exercise our call.  That's probable.

G. Szalai		Thank you.

Coordinator		George Mannis, you may ask your question, and please state
			your company name.

G. Mannis		It's George Mannis from thestreet.com.  Two things.  One is,
			first off, for Mr. Murdoch, what mechanism or safeguards do
			you expect to have in place to ensure that equal access for
			other programmers?  Second, you talk about the difficulty
			without this distribution channel for getting Fox programming
			to the audience in the U.S.  Can you talk a little more about
			why you would have that difficulty, and also what specific
			things you expect to be doing with your programming to make
			sure it gets that audience?

R. Murdoch		We're doing pretty well now with our audiences everywhere.
			We're very happy with them.  As to the first part of your
			question, we don't need a mechanism.  I can assure you, if we
			don't follow through on this pledge, you'll get such a scream
			from every supplier and from all of Hollywood that you'll
			hear about it.

G. Mannis		No, but you said yourself at the very beginning that you
			wouldn't be able to reach the audience for your current and
			future programming, or at least your ability to reach that
			audience with current and future programming would be
			assisted by this transaction; and can you talk specifically...

R. Murdoch		I don't think I did say that.

G. Mannis		"In the landscape of increasing choice, doing this is essential if
			we are to assure that our existing content and the content we
			will create gets to an audience."  I believe that was part of
			your speech.

R. Murdoch		I think if we were to create very compelling content and it was
			to be launched on DIRECT, that cable companies would want
			to buy it on the same terms very quickly, and it will be
			available to them.  We're not going to keep anything exclusive
			in that way.

G. Mannis		But how will it increase, like what type, are you going to do
			new channels, to start them out on the satellite programming?

R. Murdoch		We don't have any specific plans at the moment, but that's
			one alternative, certainly.  I'd just say this:  it's taken us six or
			seven years to get what is about 90% distribution of the Fox
			News Channel, and I think with this sort of exposure, that sort
			of thing will happen a lot faster.

Coordinator		John Higgins, you may ask your question, and please state
			your company name.

J. Higgins		Broadcasting & Cable Magazine.  Rupert, could you give us
			some detail of the approach by Charlie Ergen to possibly sell
			EchoStar a couple of months ago?  And Rick, are you
			disappointed that you weren't really able to gin up much of an
			auction, that you didn't get much of a bidding war going on?

R. Murdoch		To answer the first part, I don't know how serious Charlie
			was, whether he was just testing the waters.  I don't believe
			that, I know Charlie well enough now to think that he would
			be definitely lost without EchoStar; he lives that business and
			he runs it very well.  I expect him to be a very healthy
			competitor.

R. Wagoner		On my half of the question there, I think we came to a
			transaction here which, from our perspective, is very, very
			satisfactory, as we went into this and looked at the options
			post the defeat of the initial proposal down in Washington.
			We had some ideas of what we thought was fair value for GM
			and Hughes, and we wanted to make sure that a transaction
			achieved that; and I think in this sense it worked out just fine.
			I think we've got a great transaction for both of us, and I think
			we have a buyer on the other side who brings a huge amount
			of expertise to this business.  So from our perspective, we
			were able to satisfy, if you will, all the buckets quite nicely,
			and we're very happy with the transaction.

			I want to be clear:  We didn't have to go ahead.  There was no
			requirement that we proceed with this transaction now, so we
			did it very much on the basis that we thought this was a good
			deal for all the parties that we have to represent, and we feel
			good about, as we send Hughes off, if you will, into other
			hands, we feel very good about their future.  So we're very
			pleased with the way it came out.

Coordinator		Russ Britt, you may ask your question, and please state your
			company name.

R. Britt		I'm with CBS Market Watch.  I have actually a two-parter.
			Speaking of EchoStar, they got a good long look at DIRECTV
			operations over 14 months as a result of the due diligence
			process.  Are you at all concerned, Mr. Murdoch, about that?
			Are you making any plans for steering the business as a result
			of what they got a look at?  And if you could also comment on
			the significant of being the only major broadcast network with
			a major pay-TV distribution operation now.

R. Murdoch		First of all, as far as Charlie Ergen having a good look, no; I
			think this is a pretty small world and there aren't many secrets.
			I think we know what he's up to, what his possibilities are and
			how he thinks, and I think he knows the same about us.  But
			on the broadcast network, no; there's just no crossover there at
			all, really.

R. Britt		I guess I'm not really talking about crossover; I'm talking
			about you as a media company, having both of those
			operations at...

R. Murdoch		Well, the two are quite different.  One is something that we
			create and drive and promote within... it's creative
			programming, creative scheduling, and that's something
			which we're totally responsible for.  Here, we're really a
			carrier for the whole industry, and there's really no conflict in
			that at all.

R. Britt		Does that give you a strategic advantage over other media
			companies?

R. Murdoch		I can't see it.

R. Britt		Thank you.

Coordinator		Bob Sherman, you may ask your question.

B. Sherman		I'd like to ask Rupert and Chase the one question that I've
			gotten from people inside DIRECTV time and time again over
			the last few weeks, and since they can't ask it, I'll ask it for
			them.  When can we expect a specific regime change inside
			DIRECTV specifically?  Can you map out... you've given a
			little conflicting information on the call.  Who's going to be
			running DIRECTV and when?

R. Murdoch		We would expect really to leave everybody where they are,
			and they'll be reporting to Chase Carey after the changeover,
			rather than to Jack Shaw, whom we understand is planning his
			retirement.

C. Carey 		I meant it when I said we're very supportive of this
			management.  They've done a great job in building this
			business in a very tough environment.  Look, they've built the
			market leader.  I do think we believe we can enhance that
			management, but our initiatives are going to be to enhance
			what the management is undertaking, not the change.  We
			believe we can bring some expertise and perspectives, but
			that's really how I'm planning to run it.

B. Sherman		Is Tony Ball going to be brought over from Sky to run
			DIRECTV?

C. Carey		No.

B. Sherman		So there are no plans to bring anybody in from outside, other
			than you at this point, Chase?

C. Carey		The only plans I have right now are to work with the
			management in place to determine how we can take the
			business to its full potential, enhance their performance, and
			drive it forward.

B. Sherman		Since everyone else got nine questions, let me just ask two
			very specific things:  Is this going to be, in the strictest legal
			sense, both at the FCC and from a corporate governance
			situation, change of control?

M			Technically, under the FCC rules, it would be.  That's why
			you're going down for approvals. That's just assumed, in connection with the application process.

B. Sherman		So you will be filing this at the FCC as well as Justice?

M			That's correct.

B. Sherman		Then also, I assume at this point there will be a standstill
			agreement fairly quickly in the litigation between NDS and
			DIRECTV?

C. Carey		There's not a standstill on that.  I think obviously all of us
			would prefer to work something out on a business basis as
			opposed to litigation, but there's not a standstill; though I
			think we all recognize we'd prefer to find a business solution
			here.

B. Sherman		Yes, but if you guys wind up owning DIRECTV, you're not
			going to sue yourselves.

G. Ginsberg		We have to move on.  Operator, we have time for one last
			question.

Coordinator		Jane Schultz, you may ask your question, and please state your
			company name.

J. Schulze		Jane Schulze at The Australian.  Mr. Murdoch, the question
			for you is, have you now achieved everything you ever set out
			to when you... so long ago, and do you have any other
			challenges left?

R. Murdoch		There are always new challenges, but I don't have any in mind
			at the moment, Jane.

L. Murdoch		The Australian's circulation is the one I can think of.

R. Murdoch		Just make that paper look better, will you?

J. Schulze		But Mr. Murdoch, do you see this as the culmination of what
			you've always set out to achieve?

R. Murdoch		I think for a long time we've had ambitions to be in the
			distribution business here and elsewhere; we think it's a great
			business.  We think the growth of multi-channel television and
			choice of the public is something that's very popular, and it's
			something to base a very sound business on.

G. Ginsberg		Thank you very much, everybody, for participating in today's
			call.



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In connection with the proposed transactions, The News Corporation
Limited ("News Corp."), General Motors Corporation ("GM") and
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